Gmail **Kimberlee Skidgel <kimberlee@crafter.com>**

Fwd: Crafter.com Update: We're Launching a Crowdfunding Campaign

---

Morgan Spenla <morgan@crafter.com> Thu, Mar 30, 2023 at 2:30 PM
To: Kimberlee Skidgel <kimberlee@crafter.com>

Forwarded Conversation
Subject: Crafter.com Update: We're Launching a Crowdfunding Campaign
----

From: **Morgan Spenla** <morgan@thecraftersbox.com>
Date: Tue, Feb 21, 2023 at 1:00 PM
To: <crafter@launch.co>

Crafter.com Update: We're Launching a Crowdfunding Campaign

 Morgan Spenla for Crafter | The Crafter's Box

An online alternative to traditional arts & crafts hobby stores focused on sophisticated digital offerings, curated kits of tools & materials, and replenishment crafting supplies for the modern maker.



Dear friends, investors and community,

We've decided to raise a crowdfunding round! This week we'll be launching a community campaign

through WeFunder to activate the 25,000 customers we've had the opportunity to share our product with. *Sign up below to receive personal updates.*

How you can help:

- Share with individuals who'd be interested in coming on board as micro-angels
- Participate and help us stay on track to reach our goals

Many members of our community (as well as members of syndicates that have previously invested in Crafter in early stage rounds) have reached out over the past two years in regards to smaller check sizes that range from $3,000 - $15,000. The cost and maintenance of managing a large group of small checks on our cap table has forced us to be mindful of minimum investments. We believe our crowdfunding opportunity is a brilliant way to invite the extended community in on our upcoming raise.

Here are a few stats on why we think you (and your family & friends) should invest:

- The arts & crafts industry is a $44B industry with over 180M makers in the US alone
- We launched Crafter.com in November of 2022 to serve this huge community of makers
- Crafter's subscription, The Crafter's Box, boasts a 94.5% repurchase rate
- We consistently sell out of over 80% of our workshops during our launch periods
- We've achieved a 39% CAGR over our company's 7 years of growth (50-75% annual growth pre-pandemic)
- We have an LTV/CAC ratio of 8.3 (and 20+ for our champion customers)

Curious to learn more? Visit our site's INVEST page.

We shared our intention to crowdfund with our community via email on Friday and by the next day we had ~150 customers actively opt-in as interested investors. We are excited to welcome our customers & community to be a part of our growth.

Thank you for your support, we are excited to continue to grow with you.

Morgan

*An added note: in my last January update I shared that we launched **a new homeschool initiative in collaboration with ClassWallet** - I'm happy to report back that within the first 3 weeks of our go live in the state of Arizona (or first launch), **we generated almost $20k in sales**. I share because of all of the wonderful feedback that we received from this group on what a great distribution channel and audience this will be for us to unlock.*





Image removed by sender. image Morgan Spenla for Crafter | The Crafter's Box

An online alternative to traditional arts & crafts hobby stores focused on sophisticated digital offerings, curated kits of tools & materials, and replenishment crafting supplies for the modern maker.

Image removed by sender. image

Dear friends, investors and community,

We've decided to raise a crowdfunding round! This week we'll be launching a community campaign through WeFunder to activate the 25,000 customers we've had the opportunity to share our product with. *Sign up below to receive personal updates.*

How you can help:

- Share with individuals who'd be interested in coming on board as micro-angels
- Participate and help us stay on track to reach our goals

Many members of our community (as well as members of syndicates that have previously invested in Crafter in early stage rounds) have reached out over the past two years in regards to smaller check sizes that range from $3,000 - $15,000. The cost and maintenance of managing a large group of small checks on our cap table has forced us to be mindful of minimum investments. We believe our crowdfunding opportunity is a brilliant way to invite the extended community in on our upcoming raise.

Here are a few stats on why we think you (and your family & friends) should invest:

- The arts & crafts industry is a $44B industry with over 180M makers in the US alone
- We launched Crafter.com in November of 2022 to serve this huge community of makers
- Crafter's subscription, The Crafter's Box, boasts a 94.5% repurchase rate
- We consistently sell out of over 80% of our workshops during our launch periods
- We've achieved a 39% CAGR over our company's 7 years of growth (50-75% annual growth pre-pandemic)
- We have an LTV/CAC ratio of 8.3 (and 20+ for our champion customers)

Curious to learn more? Visit our site's INVEST page.

We shared our intention to crowdfund with our community via email on Friday and by the next day we had ~150 customers actively opt-in as interested investors. We are excited to welcome our customers & community to be a part of our growth.

 **The Crafter's Box**

★ Favorites · March 28 at 10:16 AM · 🌐

Considering investing in Crafter? Find out why one investor thinks it's the right decision. You can learn more about our current crowdfunding campaign at: https://wefunder.com/crafter/



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